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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

SIRNA THERAPEUTICS, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
829669100
(CUSIP Number)
Celia Colbert
Vice President, Secretary, and
Assistant General Counsel
Merck & Co., Inc.
One Merck Drive
Whitehouse Station, NJ 08889-0100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 30, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	829669100	Page	2	of	9

1	NAMES OF REPORTING PERSONS: Merck & Co., Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
22-1109110

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New Jersey

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		26,159,391(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

26,159,391(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

35.8%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) 26,159,391 shares of Common Stock that may be deemed to be beneficially owned pursuant to the Voting Agreements referred to in Item 3 below and the irrevocable proxy contained therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Merck that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1. SECURITY AND ISSUER
This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Sirna Therapeutics, Inc., a Delaware corporation (“Sirna”). The principal executive offices of Sirna are located at 185 Berry Street, Suite 6504, San Francisco, California 94107.
ITEM 2. IDENTITY AND BACKGROUND
(a)-(c), (f) This Schedule 13D is being filed by Merck & Co., Inc., a New Jersey corporation (“Merck”). Merck is a pharmaceutical company that discovers, develops, manufactures and markets a broad range of human and animal health products directly and through its joint ventures. The address of Merck’s principal executive offices is One Merck Drive, Whitehouse Station, NJ 08889-0100. The name, business address, citizenship and present principal occupation of each executive officer and director of Merck are set forth in Annex I to this Schedule 13D, which is incorporated herein by reference.
(d)-(e) During the five years prior to the date hereof, neither Merck nor, to the best knowledge of Merck, any person listed on Annex I to this Schedule 13D has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Merck, Spinnaker Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Merck, and Sirna have entered into a definitive Agreement and Plan of Merger, dated as of October 30, 2006 (the “Merger Agreement”). Subject to the terms and conditions thereof, the Merger Agreement provides for the merger (the “Merger”) of a wholly owned subsidiary of Merck with and into Sirna and for Sirna to be acquired in an all-cash transaction valued at $13.00 per share of Common Stock. The total transaction value is approximately $1.1 billion.
As an inducement for Merck to enter into the Merger Agreement with Sirna, and in consideration thereof, certain stockholders of Sirna entered into Voting Agreements, dated as of October 30, 2006, with Merck (the “Voting Agreements”). Merck did not pay any additional consideration to the stockholders in connection with the execution and delivery of the Voting Agreements.
For a description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.
Copies of the Merger Agreement and the form of Voting Agreement are filed as Exhibit 7.01 and Exhibit 7.02 and are incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION
As stated above, the Voting Agreements were entered into as an inducement for, and in consideration of, Merck’s entering into the Merger Agreement.
Merger Agreement
At the effective time and as a result of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be canceled and extinguished and automatically converted into the right to receive an amount of cash equal to $13.00, without interest (the “Merger Consideration”). Each option to purchase shares of Common Stock outstanding as of the Effective Time will be cancelled in exchange for the right to receive a cash payment, without interest, equal to the difference between the Merger Consideration and the exercise price of such option. Each of Sirna’s outstanding warrants that are in effect immediately prior to the Effective Time will be entitled to a cash payment pursuant to the terms of such warrants.
Voting Agreements
In connection with the Merger Agreement, Merck has entered into Voting Agreements with certain stockholders (the “Stockholders”) of Sirna owning approximately 36% of Sirna’s outstanding shares as of October 30, 2006, substantially in the form of Exhibit 7.02 hereto. The Stockholders are (i) Howard Robin, the President and Chief Executive Officer of Sirna; (ii) James Niedel, a director of Sirna; (iii) certain funds affiliated with Venrock Associates; (iv) certain funds affiliated with Oxford Bioscience Partners; and (v) certain funds affiliated with the Sprout Group of Credit Suisse. Among other things, the Voting Agreements provide that the Stockholders will vote all shares of capital stock of Sirna such person beneficially owns in favor of the approval of the Merger and the approval and adoption of the Merger Agreement and against any alternative proposal, and that the Stockholders will not transfer any shares owned or grant any proxies or powers of attorney with respect to any shares in contravention of the obligations under the Voting Agreements, or subject any shares owned to any pledges, liens or other encumbrances or arrangements. In addition, the Voting Agreements provide that the Stockholders will pay Merck 50% of such Stockholder’s profit above $13.00 generally in the event of (i) the termination of the Merger Agreement in circumstances under which Sirna is or may become obligated to pay Merck a termination fee and (ii) the consummation of an alternative transaction (or a Merger with Merck at a price greater than $13.00) within one year of such termination of the Merger Agreement. Except with respect to the obligation to pay a percentage of the profits to Merck, the Voting Agreements terminate on the earlier of the effective date of the Merger and the date that the Merger Agreement has been terminated.
Except as set forth in this Item 4, neither Merck nor, to Merck’s knowledge, any of the individuals referred to in Annex I to this Schedule 13D, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D.
The foregoing summary of certain provisions of the Merger Agreement and the Voting Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a)-(b) Pursuant to the Voting Agreements, Merck may be deemed to have (i) beneficial ownership of Common Stock and (ii) shared power to vote or direct the vote of 26,159,391 shares of Common Stock, which represents approximately 36% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), subject to the conditions and limitations of the Voting Agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Merck that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
Apart from the terms and conditions set forth in the Voting Agreements, Merck is not entitled to any rights of a stockholder of Sirna. Merck does not, other than as specified in the Voting Agreements, have (i) sole or shared power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of, Common Stock.
(c) Except as set forth or incorporated herein, neither Merck nor, to Merck’s knowledge, any of the individuals referred to in Annex I to this Schedule 13D, has effected any transaction in Common Stock during the past 60 days.
(d) Not applicable.
(e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Other than the Merger Agreement and the Voting Agreements, to the knowledge of Merck, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Annex I to this Schedule 13D or between such persons and any other person with respect to the securities of Sirna, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
7.01	Agreement and Plan of Merger, dated as of October 30, 2006, by and among Merck, Spinnaker Acquisition Corp. and Sirna (incorporated by reference to Exhibit 2.1 to the Form 8-K filed on November 3, 2006).

7.02	Form of Voting Agreement, dated as of October 30, 2006, by and among Merck and certain stockholders of Sirna (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on November 3, 2006).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2006

MERCK & CO., INC.

	By:	/s/ Celia A. Colbert

Name: Celia A. Colbert Title: Vice President, Secretary and Assistant General Counsel

ANNEX I
EXECUTIVE OFFICERS AND DIRECTORS OF MERCK & CO., INC.
The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Merck & Co., Inc. is set forth below.

Name	Business Address	Principal Occupation

DAVID W. ANSTICE (Citizen of Australia)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	Executive Vice President, Strategy Initiatives

LAWRENCE A. BOSSIDY (United States Citizen)	452 West Mountain Road Ridgefield, CT 06877	Director of Merck / Director, J.P. Morgan Chase & Co. and Berkshire Hills Bancorp, Inc.

WILLIAM G. BOWEN (United States Citizen)	The Andrew W. Mellon Foundation 140 East 62nd Street New York, NY 10021	Director of Merck / Senior Research Associate/President Emeritus, The Andrew W. Mellon Foundation

JOHN CANAN (Canadian Citizen)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	Vice President, Controller

RICHARD T. CLARK (United States Citizen)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	Chief Executive Officer and President

CELIA A. COLBERT (United States Citizen)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	Vice President, Secretary and Assistant General Counsel

JOHNNETTA B. COLE (United States Citizen)	Bennett College for Women 900 East Washington Street Greensboro, NC 27401	Director of Merck / President, Bennett College for Women

WILLIE A. DEESE (United States Citizen)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	President, Merck Manufacturing Division

CAROLINE DORSA (United States Citizen)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	Vice President and Treasurer

Name	Business Address	Principal Occupation

KENNETH C. FRAZIER (United States Citizen)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	Executive Vice President and General Counsel

MIRIAN M. GRADDICK-WEIR (United States Citizen)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	Senior Vice President, Human Resources

WILLIAM B. HARRISON, JR. (United States Citizen)	J.P. Morgan Chase & Co. 270 Park Avenue 8th Floor New York, NY 10017	Director of Merck / Chairman, J.P. Morgan Chase & Co.

WILLIAM N. KELLEY (United States Citizen)	University of Pennsylvania, School of Medicine Suite 757, BRB 2/3 421 Curie Blvd Philadelphia, PA 19104	Director of Merck / Professor of Medicine, Biochemistry and Biophysics, University of Pennsylvania, School of Medicine

STEVEN B. KELMAR (United States Citizen)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	Vice President, Public Affairs

PETER S. KIM (United States Citizen)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	President, Merck Research Laboratories

ROCHELLE B. LAZARUS (United States Citizen)	Ogilvy & Mather Worldwide 309 West 49th Street New York, NY 10019	Director of Merck / Chairman and Chief Executive Officer, Ogilvy & Mather Worldwide

JUDY C. LEWENT (United States Citizen)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	Executive Vice President and Chief Financial Officer

PETER LOESCHER (Citizen of Austria)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	President, Global Human Health

MARGARET G. MCGLYNN (United States Citizen)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	President, Merck Vaccines

STEFAN OSCHMANN (Citizen of Germany)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	President, Europe, Middle East, Africa & Canada

Name	Business Address	Principal Occupation

J. CHRIS SCALET (United States Citizen)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	Senior Vice President, Global Services, and Chief Information Officer

ADAM H. SCHECHTER (United States Citizen)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	President, U.S. Human Health

THOMAS E. SHENK (United States Citizen)	Princeton University Dept. of Molecular Biology Washington Road Princeton, NJ 08544	Director of Merck / Elkins Professor, Department of Molecular Biology, Princeton University

ANNE M. TATLOCK (United States Citizen)	Fiduciary Trust Company International 600 Fifth Avenue 5th Floor New York, NY 10020	Director of Merck / Chairman and Chief Executive Officer, Fiduciary Trust Company International

SAMUEL O. THIER (United States Citizen)	Harvard Medical School Massachusetts General Hospital 55 Fruit Street, Bulfinch 370 Boston, MA 02114	Director of Merck / Professor of Medicine and Professor of Health Care Policy, Harvard Medical School

WENDY L. YARNO (United States Citizen)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	Chief Marketing Officer

WENDELL P. WEEKS (United States Citizen)	Corning Incorporated 1 Riverfront Plaza Corning, NY 14831	Director of Merck / President and Chief Executive Officer, Corning Incorporated

PETER C. WENDELL (United States Citizen)	Sierra Ventures 2884 Sand Hill Road Suite 100 Menlo Park, CA 94025	Director of Merck / Managing Director, Sierra Ventures